FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                                  December 31, 1995


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          AMBAR Employees' Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          AMBAR, Inc.
          221 Rue de Jean, Suite 301
          Lafayette, Louisiana  70508


                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AMBAR Employees' Savings and Retirement Plan

DATE: June 25, 1996               BY: /s/ Barry N. Huntsman
      _______________                _____________________________________
                                     Barry Huntsman,
                                     Chief Financial Officer of AMBAR, Inc.




                          AMBAR EMPLOYEES' SAVINGS
                             AND RETIREMENT PLAN

                              FINANCIAL  REPORT

                             DECEMBER  31, 1995


                                      C O N T E N T S


                                                                        Page

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS                    1

FINANCIAL STATEMENTS
  Statements of net assets available for benefits                           2
  Statement of changes in net assets available for
    benefits with fund information                                      3 - 5
  Notes to financial statements                                         6 - 9

SUPPLEMENTARY INFORMATION
  Schedule of assets held for investment purposes                   10 and 11
  Schedule of reportable transactions                               12 and 13



                         INDEPENDENT AUDITORS' REPORT


   To the Plan Administrator of the
     AMBAR Employees' Savings and Retirement Plan


   We have audited the accompanying statements of net assets available for benefits of the AMBAR Employees' Savings and Retirement Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AMBAR Employees' Savings and Retirement Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ Broussard, Poche, Lewis & Breaux

   Lafayette, Louisiana
   June 13, 1996



                       AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 December 31, 1995 and 1994

           ASSETS                                               1995           1994
                                                             ----------     ----------
   Investments at fair value:
     Shares of registered investment companies:
        Capital Stability Fund                               $  162,087     $   88,340
        Balanced Growth Fund                                     80,070         42,810
        Capital Appreciation Fund                                39,045         18,829
     AMBAR, Inc. stock                                          619,137        289,385
                                                             ----------     ----------
             Total investments                                  900,339        439,364
                                                             ----------     ----------
   Receivables:
     Employer's contributions                                     3,595          2,748
     Participants' contributions                                 22,414         16,389
     Investment income                                              873          1,915
                                                             ----------     ----------
             Total receivables                                   26,882         21,052
                                                             ----------     ----------
             Total assets                                       927,221        460,416


        LIABILITIES

   Accounts payable                                              15,758          5,576
                                                             ----------     ----------
             Net assets available for benefits               $  911,463     $  454,840
                                                             ==========     ==========

   See Accompanying Notes to Financial Statements.



                               AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                       BENEFITS WITH FUND INFORMATION
                                        Year Ended December 31, 1995

                                                                    Participant Directed
                                            ----------------------------------------------------------
                                             Capital     Balanced     Capital
                                            Stability     Growth   Appreciation  AMBAR, Inc.
         ASSETS                                Fund        Fund        Fund         Stock        Other       Total
                                            ---------   ---------  ------------  -----------   ---------   ---------
   Additions to net assets attributed to:
     Investment income -
        Net appreciation in fair value of
          investments                       $   4,682   $  10,691    $  5,932     $ 251,399    $       -   $ 272,704
        Dividends                               6,750       1,950         304             -            -       9,004
                                            ---------   ---------    --------     ---------    ---------   ---------
                                               11,432      12,641       6,236       251,399          -0-     281,708
                                            ---------   ---------    --------     ---------    ---------   ---------
     Contributions:
        Participants'                          47,642      24,041      11,901       114,732        6,656     204,972
        Employer's                                  -           -           -        30,699        3,595      34,294
                                            ---------   ---------    --------     ---------    ---------   ---------
                                               47,642      24,041      11,901       145,431       10,251     239,266
                                            ---------   ---------    --------     ---------    ---------   ---------
             Total additions                   59,074      36,682      18,137       396,830       10,251     520,974

          DEDUCTIONS
   Deductions from net assets attributed to:
     Benefits paid to participants              7,630       2,246       1,275        53,200            -      64,351

   Other changes:
     Interfund transfers in (out)              22,579       2,037       2,822       (13,878)     (13,560)          -
                                            ---------   ---------    --------     ---------    ---------   ---------
             Net increase                      74,023      36,473      19,684       329,752       (3,309)    456,623

   Net assets available for benefits:
     Beginning of year                         88,760      43,757      19,378       289,385       13,560     454,840
                                            ---------   ---------    --------     ---------    ---------   ---------
     End of year                            $ 162,783   $  80,230    $ 39,062     $ 619,137    $  10,251   $ 911,463
                                            =========   =========    ========     =========    =========   =========


   See Accompanying Notes to Financial Statements.



                                AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                        BENEFITS WITH FUND INFORMATION
                                         Year Ended December 31, 1994

                                                                                                         Non -
                                                                                                      Participant
                                                          Participant Directed                         Directed
                                         ----------------------------------------------------------   -----------
                                          Capital    Balanced     Capital
                                         Stability    Growth   Appreciation   AMBAR, Inc.             AMBAR, Inc.
         ASSETS                             Fund       Fund        Fund          Stock       Other       Stock        Total
                                         ----------  --------   -----------   -----------  --------   -----------   ---------
Additions to net assets attributed to:
  Investment income -
    Net appreciation in fair value
      of investments                     $  (3,059)  $  (3,693)   $  (1,762)   $  26,275   $     -      $  10,739   $  28,500
    Dividends                                3,281       1,887          742            4         -              -       5,914
                                         ---------   ---------    ---------    ---------   -------      ---------   ---------
                                               222      (1,806)      (1,020)      26,279       -0-         10,739      34,414
                                         ---------   ---------    ---------    ---------   -------      ---------   ---------
  Contributions:
    Participants'                           46,471      24,608       10,893      105,127    10,812              -     197,911
    Employer's                                   -           -            -            -     2,748         31,628      34,376
                                         ---------   ---------    ---------    ---------   -------      ---------   ---------
                                            46,471      24,608       10,893      105,127    13,560         31,628     232,287
                                         ---------   ---------    ---------    ---------   -------      ---------   ---------
      Total additions                       46,693      22,802        9,873      131,406    13,560         42,367     266,701


                                                                                                           Non -
                                                                                                        Participant
                                                              Participant Directed                       Directed
                                          -----------------------------------------------------------   -----------
                                           Capital    Balanced     Capital
                                          Stability    Growth   Appreciation   AMBAR, Inc.              AMBAR, Inc.
         DEDUCTIONS                         Fund        Fund        Fund          Stock       Other        Stock        Total
                                          ---------   --------  ------------   -----------  ---------   -----------   ---------
Deductions from net assets attributed to:
  Benefits paid to participants                169         547          590         2,219          -            731       4,256

Other changes:
  Interfund transfers in (out)               2,402         853       (1,630)        7,804    (12,046)         2,617           -
                                         ---------   ---------    ---------     ---------   --------      ---------   ---------
    Net increase                            48,926      23,108        7,653       136,991      1,514         44,253     262,445

Net assets available for benefits:
  Beginning of year                         39,834      20,649       11,725        83,332     12,046         24,809     192,395
                                         ---------   ---------    ---------     ---------   --------      ---------   ---------
  End of year                            $  88,760   $  43,757    $  19,378     $ 220,323   $ 13,560      $  69,062   $ 454,840
                                         =========   =========    =========     =========   ========      =========   =========


See Accompanying Notes to Financial Statements.


                 AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


   Note 1.  Description of Plan

            The following description of the AMBAR Employees' Savings and Retirement Plan ("Plan"), a 401(k) plan for the employees of AMBAR, Inc. ("Company"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            a. General. The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            b. Contributions. Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. All employer contributions are invested in AMBAR, Inc. common stock. Contributions are subject to certain limitations.

            c. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) forfeited balances of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            d. Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

            e.  Investment  Options.   Upon  enrollment  in  the  Plan,  a
                participant may direct employee contributions in any of four investment options.

                  Capital Stability Fund - Funds are vested in shares of a registered investment company that invests mainly in one to three year U. S. Government securities.

                  Balanced Growth Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds, common stocks and U. S. Government securities.

                  Capital Appreciation Fund - Funds are invested in shares of registered investment companies that invest mainly in common stock.
                  AMBAR, Inc. Stock - Funds are invested in common stock of AMBAR, Inc.

                Participants   may   change   their   investment   options
                quarterly.

            f. Payment of Benefits. On termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.


   Note 2.  Summary of Accounting Policies

            Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

            Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded  on  a trade-
              date  basis.   Interest  income  is  recorded on the accrual
              basis.  Dividends are recorded on the ex-dividend date.

            Payment of Benefits

              Benefits are recorded when paid.

            Reclassifications

              Certain amounts in the 1994 financial statements have been reclassified to the 1995 presentation. Such reclassifications had no material effect on fund equity as previously reported.


   Note 3.  Investments

            The fair value of individual investments that represent 5.0 percent or more of the Plan's net assets at December 31, 1995 and 1994 are as follows:

                                                           1995          1994
                                                         --------      --------
            Money Market Funds
            ------------------
              Paragon Treasury Money Market Fund     $    281,200    $      -0-
                                                     ============    ==========
            Mutual Funds
            ------------
              Paragon Short-term Government Fund     $        -0-    $   90,611
                                                     ============    ==========
            Corporate Stocks
            ----------------
              AMBAR, Inc.                            $    619,137    $  289,380
                                                     ============    ==========

   Note 4. Related Party Transactions

           Certain Plan investments are shares of mutual funds managed by Premier Bancorp, Inc. Premier Bank, N. A. Trust Division, a wholly owned subsidiary of Premier Bancorp, Inc., is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


   Note 5. Plan Termination

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


   Note 6. Administrative Expenses

           All administrative expenses of the Plan charged by Premier Bank, as trustee, are absorbed by the Company.


   Note 7. Tax Status

           The Internal Revenue Service has determined and informed the Company by letter dated July 11, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).


   Note 8. Subsequent Events

           In November 1995, the Board of Directors of AMBAR, Inc. approved a resolution whereby AMBAR, Inc. would remove Premier Bank, N.A. Trust Division, a wholly owned subsidiary of Premier Bancorp, Inc. as the trustee for the AMBAR Employees Savings and Retirement Plan and would appoint SouthTrust Bank of Alabama, N.A., as successor trustee. This conversion took place in March 1996.


                 AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         Year Ended December 31, 1995

                  Identity                 Description                              Current
                  of Issue                of Investment              Cost            Value
         -------------------------      -----------------        -----------      -----------
         Investments to registered
           investment company -
             Paragon Treasury
               Money Market               281,200 shares          $ 281,200        $ 281,200

         Employer securities -
           AMBAR, Inc. Stock               71,784 shares            340,689          619,137

         Cash account -
           Premier Bank                  $1.00 per share                  2                2
                                                                  ---------        ---------
                   Total investments                              $ 621,891        $ 900,339
                                                                  =========        =========

NOTE:  This schedule is provided in answer to item 27(a) of Federal Form 5500.


                             AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     Year Ended December 31, 1994


                  Identity                 Description                              Current
                  of Issue                of Investment              Cost            Value
         -------------------------      ------------------       -----------      -----------
         Investments to registered
           investment company -
             Paragon Short Term
               Government                9,217.775 shares         $  94,054        $  90,611
             Paragon Intermediate
               Term Bond                 1,335.608 shares            13,900           12,768
             Paragon Gulf South
               Growth                      786.718 shares            12,449           11,691
             Paragon Value Equity
               Growth                    1,296.272 shares            15,805           14,583
             Paragon Value Growth        1,504.543 shares            22,171           20,326

         Employer securities -
           AMBAR, Inc. Stock            57,876.000 shares           252,924          289,380

         Cash account -
           Premier Bank                  $1.00 per share                  5                5
                                                                  ---------        ---------
                   Total investments                              $ 411,308        $ 439,364
                                                                  =========        =========

NOTE: This schedule is provided in answer to item 27(a) of Federal Form 5500.


                                AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                                    SCHEDULE OF REPORTABLE TRANSACTIONS
                                        Year Ended December 31, 1995

Identity              Description           Purchase      Selling        Cost       Current Value     NetGain
of Party               of Asset               Price        Price       of Asset        of Asset      or (Loss)
- ------------       ----------------         ---------     --------     --------     -------------    ---------
Premier Bank       Paragon Treasury
                     Money Market           $ 281,000     $   -0-     $ 281,000     $     281,000    $     -0-

Premier Bank       Paragon Short Term
                      Government            $     -0-     $94,054     $  90,611     $         -0-    $   3,443

Premier Bank       Paragon Intermediate
                        Bond                $     -0-     $13,900     $  12,768     $         -0-    $   1,132

Premier Bank       Paragon Gulf South
                        Growth              $     -0-     $12,449     $  11,691     $         -0-    $     758

Premier Bank       Paragon Value Equity     $     -0-     $15,805     $  14,583     $         -0-    $   1,222

Premier Bank       Paragon Value Growth     $     -0-     $22,171     $  20,366     $         -0-    $   1,805

AMBAR, Inc.        AMBAR, Inc.              $  87,765     $   -0-     $  87,765     $     329,757    $     -0-


   NOTE:  This schedule is provided in answer to 27(d) of Federal Form 5500.



                                AMBAR EMPLOYEES' SAVINGS AND RETIREMENT PLAN

                                    SCHEDULE OF REPORTABLE TRANSACTIONS
                                        Year Ended December 31, 1994

  Identity             Description          Purchase      Selling        Cost       Current Value    Net Gain
  of Party              of Asset             Price         Price       of Asset        of Asset      or (Loss)
- ------------       ------------------      ----------    ---------    ----------    -------------    ---------
Premier Bank       Paragon Short Term
                       Government          $  49,284      $   -0-     $  49,284       $  46,191       $  -0-

Premier Bank       Paragon Intermediate
                        Bond               $   7,869      $   -0-     $   7,869       $   6,877       $  -0-

Premier Bank       Paragon Gulf South
                        Growth             $   7,718      $   -0-     $   7,718       $   6,723       $  -0-

Premier Bank       Paragon Value Equity    $   8,668      $   -0-     $   8,668       $   7,192       $  -0-

Premier Bank       Paragon Value Growth    $  11,389      $   -0-     $  11,389       $   9,380       $  -0-

AMBAR, Inc.        AMBAR, Inc.             $ 147,944      $   -0-     $ 147,944       $ 183,940       $  -0-



   NOTE:  This schedule is provided in answer to 27(d) of Federal Form 5500.